SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)*

Regeneron Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

75886F 10 7
(CUSIP Number)

Karen Linehan
Executive Vice President, Legal Affairs and General Counsel
Sanofi
54, rue La Boétie, 75008
Paris, France
Telephone: +33 1 53 77 40 00

Copy to:

Michael J. Aiello, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sanofi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
23,108,570 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
23,108,570 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,108,570 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6% (2)

14	TYPE OF REPORTING PERSON
CO

(1)            20,309,018 shares of Common Stock are held directly by sanofi-aventis Amérique du Nord (“SAAN”) and 2,799,552 of the shares of Common Stock are held directly by Aventis Pharmaceuticals Inc. (“Aventis”).   SAAN is a direct, wholly-owned subsidiary of Sanofi.  Aventis is an indirect, wholly-owned subsidiary of SAAN.  See Item 5 of the Schedule 13D.  Pursuant to the Amended and Restated Investor Agreement, dated as of January 11, 2014, by and among Sanofi, SAAN, sanofi-aventis US LLC, Aventis (collectively, the “Sanofi Parties”) and Regeneron Pharmaceuticals, Inc. (the “Company”), the Sanofi Parties have agreed to vote their respective shares of the Company, subject to specified exceptions, in accordance with the recommendation of the Company’s Board of Directors.

(2)            Calculation based on 102,151,256 shares of Common Stock outstanding as of October 16, 2015, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

This Amendment No. 11 (this “Amendment No. 11”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on January 14, 2014, as amended (the “Schedule 13D”), and is filed by Sanofi (“Sanofi” or the “Reporting Person”) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Regeneron Pharmaceuticals, Inc. (the “Issuer” or the “Company”).  Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.
Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and supplemented by replacing Schedule I thereto with Schedule I to this Amendment No. 11.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:
The Reporting Person intends to purchase, directly or through its subsidiaries, additional shares of Common Stock to maintain and opportunistically increase its beneficial ownership on a percentage basis, without exceeding the maximum allowed under the Amended Investor Agreement (30% of Shares of Then Outstanding Common Stock, as defined therein).  The Reporting Person intends to acquire these additional shares in market or private transactions or through derivatives subject to market conditions and legal and regulatory requirements, at prices and other terms acceptable to the Reporting Person.  To that effect, SAAN may enter into additional agreements with a broker (a “Rule 10b5-1 Plan”), intended to comply with the requirements of Rule 10b5-1(c)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Reporting Person makes no commitment in terms of the timing of such transactions, which will depend on market conditions including the price and availability of shares of Common Stock, and on such other factors considered relevant to the Reporting Person or to the broker in carrying out the Rule 10b5-1 Plan, as the case may be.

On November 10, 2015, Mr. Robert A. Ingram, who served on the Company’s board of directors since April 4, 2014 as an Independent Designee (as defined in the Amended Investor Agreement) designated by the Reporting Person, resigned as director.  The Reporting Person intends to designate a successor pursuant to Article 3.1 of the Amended Investor Agreement.

Item 5.	Interests in the Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:
(a) and (b)  The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 11 as of the close of business on December 29, 2015, are incorporated herein by reference.  As of the close of business on December 29, 2015, the Reporting Person beneficially owned 23,108,570 shares of Common Stock, representing approximately 22.6% of the shares of Common Stock outstanding (based on 102,151,256 shares of Common Stock outstanding as of October 16, 2015, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015).  The Reporting Person may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock directly owned by SAAN and Aventis, its subsidiaries.
To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Persons listed on Schedule I to the Schedule 13D beneficially owns any shares of Common Stock as of December 29, 2015.

(c)  During the last sixty days through and including December 29, 2015, no transactions were effected in the Common stock by the Reporting Person.
To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Person listed on Schedule I to the Schedule 13D effected transactions in the Common Stock during the period described above.
(d)  Not applicable.
(e)  Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6, “Amended Investor Agreement, Board Designation Right” of the Schedule 13D is supplemented as follows:

On November 10, 2015, Mr. Robert A. Ingram, who served on the Company’s board of directors since April 4, 2014 as an Independent Designee (as defined in the Amended Investor Agreement) designated by the Reporting Person, resigned as director.  The Reporting Person intends to designate a successor pursuant to Article 3.1 of the Amended Investor Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2015

SANOFI

By:	/s/ John Felitti
	Name:	John Felitti
	Title:	Associate Vice President, Corporate Law,
Financial & Securities Law

SCHEDULE I
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of
SANOFI
The name, business address and present principal occupation or employment of each of the directors and executive officers of Sanofi are set forth below.  Unless otherwise indicated, the business address of each director and executive officer is Sanofi, 54 rue La Boétie, 75008 Paris, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Serge Weinberg	Chairman of the Board of Directors of Sanofi, Chairman of Weinberg Capital Partners

Olivier Brandicourt	Chief Executive Officer of Sanofi

Laurent Attal	Director at Sanofi, Vice President General Manager Research and Innovation at L’Oréal

Bonnie Bassler U.S. citizenship	Independent Director at Sanofi, Squibb Professor and Chair at the Department of Molecular Biology, Princeton University

Uwe Bicker German citizenship	Independent Director at Sanofi, Dean at the Medical Faculty, Heidelberg University (Germany),

Robert Castaigne	Independent Director

Jean-René Fourtou	Independent Director at Sanofi, Honorary Chairman of Vivendi

Claudie Haigneré	Independent Director

Patrick Kron	Independent Director at Sanofi, Chairman and Chief Executive Officer of Alstom

Fabienne Lecorvaisier	Independent Director at Sanofi, Chief Financial Officer and Executive Committee Member of Air Liquide

Suet-Fern Lee Singaporean citizenship	Independent Director at Sanofi, Chairman & Senior Director of Stamford Law Corporation.

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Christian Mulliez	Director at Sanofi, Vice President, General Manager Administration and Finance at L’Oréal

Carole Piwnica Belgian citizenship	Independent Director at Sanofi, Founder Director of Naxos UK Ltd

Klaus Pohle German citizenship	Independent Director at Sanofi, Professor of Business Administration at the Berlin Institute of Technology (Germany)

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Olivier Brandicourt	Chief Executive Officer of Sanofi

Olivier Charmeil	Executive Vice President, Vaccines

Jérôme Contamine	Executive Vice President, Chief Financial Officer

Peter Guenter Belgian citizenship	Executive Vice President, Global Commercial Operations

Carsten Hellmann Danish citizenship	Executive Vice President, Merial

Suresh Kumar U.S. citizenship	Executive Vice President, External Affairs

Karen Linehan U.S. and Irish citizenship	Executive Vice President, Legal Affairs and General Counsel

Philippe Luscan	Executive Vice President, Global Industrial Affairs

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

David Meeker U.S. citizenship	Executive Vice President & Chief Executive Officer Genzyme

Business address : 500 Kendall Street Cambridge, MA 02142

Roberto Pucci Italian and Swiss citizenship	Executive Vice President, Human Resources

Pascale Witz	Executive Vice President, Global Divisions & Strategic Commercial Development

Elias Zerhouni U.S. citizenship	President, Global Research and Development